                                                                  EXHIBIT (b)(2)


                             BANKERS TRUST COMPANY
                               130 LIBERTY STREET
                            NEW YORK, NEW YORK 10006



                                                               November 26, 1997


WPG Corporate Development Associates V, L.P.
c/o Weiss, Peck & Greer, L.L.C.
One New York Plaza
New York, New York  10004

Attention:  Steven N. Hutchinson, Principal

re Bank Commitment Letter
-------------------------


Gentlemen:

          You have advised Bankers Trust Company ("BTCo") that (i) Weiss, Peck & Greer, L.L.C. ("WPG") is considering a negotiated acquisition pursuant to which Acquisition Holdings, Inc. ("Holdings"), a company formed by WPG Corporate Development Associates V, L.P. ("WPG Corporate Development") and other investors reasonably acceptable to BTCo would acquire, through Acquisition Corp. ("Acquisition Corp."), a newly-formed wholly-owned subsidiary of Holdings, all of the issued and outstanding shares of common stock (the "Shares") of ATC Group Services Inc. ("ATC") by way of (x) a cash tender offer for any and all of the Shares, subject to the minimum tender condition referenced in the summary of terms below (the "Tender Offer"), and (y) as soon as practicable after the purchase of the Shares pursuant to the Tender Offer, a merger of Acquisition Corp. and ATC (the "Merger" and, together with the Tender Offer, the "Acquisition"), with ATC as the surviving corporation of the Merger, and (ii) concurrently with the consummation of the Merger, ATC will effect a refinancing of $42.0 million of existing debt of ATC and its subsidiaries (the "Refinancing," and together with the Acquisition and the incurrence of the financing described below, the "Transaction").

          BTCo understands that the purchase price in respect of the Acquisition will be $104 million (net of cash proceeds received from the exercise of options and warrants) and that the fees and expenses incurred in connection with the Transaction will not exceed $10 million. BTCo further understands that the funding needed to effect the Acquisition and the Refinancing, to pay fees and expenses owing in connection with the Transaction and to provide working capital to ATC and its subsidiaries shall be provided solely as follows: (i) the issuance by Acquisition Corp. of unsecured senior subordinated notes (the "Senior Subordinated Notes"), which shall generate $100 million of gross cash proceeds, (ii) an equity contribution (the "Equity Funds") by WPG Corporate Development and existing management of ATC consisting of $25 million of new cash common equity by WPG and/or its affiliates and an equity investment by management of ATC of $2.5 million of common equity and (iii) the incurrence by ATC of the Senior Secured Financing as defined below.

          BTCo further understands that the senior bank financing (the "Senior Secured Financing") will be in the form of (i) a term loan facility (the "Term Loan Facility") in the amount of $20 million to be made available to ATC on the date of the consummation of the Merger (the "Closing Date") to effect the Refinancing and (ii) a revolving credit facility (the "Revolving Credit Facility", and together with the Term Loan Facility, the "Credit Facilities") in the amount of $30 million to be made available to ATC from and after the Closing Date (it being understood that no more than $9 million of the Revolving Credit Facility may be utilized to make payments owing in connection with the Refinancing and that no portion of the Revolving Credit Facility may be utilized to effect the Acquisition), as more fully described below. BTCo is pleased to confirm that it is committed to provide, on, and subject to, the terms and conditions set forth herein, all of the Senior Secured Financing. If BTCo discovers information not previously known to it which BTCo reasonably believes is materially negative information with respect to the Transaction or the condition (financial or otherwise), business, operations, assets, liabilities or prospects of Holdings, Acquisition Corp., ATC or any of their subsidiaries, BTCo may, in its sole discretion, suggest alternative financing amounts or structures that assure adequate protection for it or decline to provide or participate in the proposed financing.

          BTCo reserves the right, prior to or after execution of the definitive credit documentation for the Credit Facilities, to syndicate all or part of its commitment for the Credit Facilities to one or more financial institutions reasonably acceptable to you (together with BTCo, the "Banks") that will become parties to such definitive credit documentation pursuant to a syndication to be managed by BTCo as agent (the "Agent"). Such syndication will be accomplished by a variety of means, including direct contact during the syndication between senior management and advisors of WPG, ATC and its subsidiaries and the proposed syndicate members. To assist us in our syndication efforts, you hereby agree
(a) to provide to us and the other syndicate members upon request with all reasonable information reasonably deemed necessary by us to complete syndication, including, but not limited to, information and evaluations prepared by WPG, ATC or its subsidiaries or on their behalf relating to the transactions contemplated hereby and (b) to assist us upon request in the preparation of an Information Memorandum to be used in connection with the syndication of the Senior Secured Financing, including making available, upon reasonable advance notice, the officers of WPG, ATC and its subsidiaries from time to time and to attend and make presentations regarding the business and prospects of ATC and its subsidiaries, as

                                      -2-
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appropriate, at a meeting or meetings of Banks or prospective Banks. We will provide you with a copy of the Information Memorandum for your review prior to the distribu tion thereof to prospective Banks.

          Certain of the terms of the Credit Facilities are set forth below:

                            SUMMARY OF CERTAIN TERMS
                            ------------------------


I.   DESCRIPTION OF CREDIT FACILITIES
     --------------------------------


     A.   TERM LOAN FACILITY
          ------------------

AMOUNT:          $20 million Term Loan Facility.

MATURITY:        The Term Loan Facility will mature on the fifth anniversary of the Closing Date.

AMORTIZATIONS:   The loans under the Term Loan Facility (the "Term Loans") shall amortize quarterly in amounts to be determined.

USE OF PROCEEDS: The Term Loans shall only be utilized (x) to finance the
                 Refinancing and (y) to pay fees and expenses incurred in connection with the Credit Facilities.

AVAILABILITY:    Term Loans may only be incurred on the Closing Date.  No amount of Term Loans once repaid may be reborrowed.


B.  Revolving Credit Facility
    -------------------------

AMOUNT: $30 million Revolving Credit Facility, with a letter of credit sublimit to be agreed upon for the issuance of standby letters of credit (the "Letters of Credit").

MATURITY:        The final maturity of the Revolving Credit Facility shall be five years from the Closing Date, with all of the loans made pursuant to the Revolving Credit Facility (the "Revolving
                 Loans", and together with the Term Loans, the "Loans") to be repaid as a bullet on such date and all Letters of Credit to terminate by such date.

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USE OF PROCEEDS: Revolving Loans shall be utilized for the Borrower's and its subsidiaries' working capital and general corporate purposes (including permitted acquisitions), provided that up to $9 million of Revolving Loans may be used to finance the Refinancing and to pay fees and expenses incurred in connection with the Credit Facilities.

AVAILABILITY:    Revolving Loans may be borrowed, repaid and reborrowed on or after the Closing Date.


II.  TERMS APPLICABLE TO THE ENTIRE SENIOR SECURED FINANCING
     -------------------------------------------------------

AGENT:           Bankers Trust Company ("BTCo").

LENDERS: BTCo and/or a syndicate of lenders formed by BTCo and reasonably acceptable to the Borrower (the "Banks").

BORROWER:        ATC.

GUARANTIES:      Holdings and each direct and indirect subsidiary of the
                 Borrower (each a "Guarantor") shall be required to pro vide unconditional guaranties of all amounts owing under the Credit
                 Facilities (the "Guaranties").

SECURITY:        The Credit Facilities (and all obligations under the
                 Guaranties) will be secured by (i) a first priority perfected pledge of (x) all notes owned by the Borrower and the Guarantors and (y) all capital stock owned by the Borrower and the Guarantors (excluding all Shares purchased pursuant to the Tender Offer, it being understood, however, that all shares of capital stock of the Borrower shall be required to be pledged only from and after the consummation of the Merger) and (ii) a first priority perfected security interest in all other assets
                 (including receivables, contracts, contract rights, securities, inventory, equipment, real estate, copyrights, patents and trademarks) owned by the Borrower and the Guarantors, subject to (i) customary exceptions for transactions of this type, (ii) the existing junior and subordinated security interest in favor of American Testing and Engineering Corporation and (iii) such other exceptions as are reasonably acceptable to BTCo.

INTEREST RATES:  At the Borrower's option, Loans may be maintained from

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                 time to time as (x) Base Rate Loans which shall bear interest at the Applicable Margin plus the Base Rate in effect from time to time or (y) Reserve Adjusted Eurodollar Loans which shall bear interest at the Applicable Margin plus the Eurodollar Rate (adjusted for maximum reserves) as determined by the Agent for the respective interest period.

                 "Base Rate" shall mean the higher of (x) the rate that BTCo announces from time to time as its prime lending rate, as in effect from time to time and (y) 1/2 of 1% in excess of the overnight federal funds rate.

                 "Applicable Margin" shall mean a percentage per annum equal to
                 (i) in the case of Base Rate Loans, 1.25% and (ii) in the case of Reserve Adjusted Eurodollar Loans, 2.25%. The Applicable Margin shall be adjusted on a quarterly basis based on a leverage formula to be agreed upon.

                 Interest periods of 1, 2, 3 and 6 months shall be available in the case of Reserve Adjusted Eurodollar Loans.

                 The Credit Facilities shall include customary protective provisions for such matters as defaulting banks, capital adequacy, increased costs, funding losses, illegality and withholding taxes. Interest in respect of Base Rate Loans shall be payable quarterly in arrears on the last business day of each quarter. Interest in respect of Reserve Adjusted Eurodollar Loans shall be payable in arrears at the end of the applicable interest period and every three months in the case of interest periods in excess of three months. Interest will also be payable at the time of repayment of any Loans and at maturity. All interest and commitment fees and other fee calculations shall be based on a 360-day year and actual days elapsed, provided that interest on Base Rate Loans shall be calculated on a 365/366 day year and actual days elapsed.

                 Overdue principal, interest and other overdue amounts shall bear interest at a rate per annum equal to the greater of (i) the rate which is 2% in excess of the rate otherwise applicable to Base Rate Loans from time to time and (ii) the rate which is 2% in excess of the rate then borne by such borrowings. Such interest shall be payable on demand.

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VOLUNTARY
PREPAYMENTS AND
COMMITMENT
REDUCTIONS:         Voluntary prepayments of Loans under the Credit
                    Facilities, and voluntary reductions to the unutilized por tion of the Revolving Credit Facility, may be made by the Borrower at any time without premium or penalty, provided that voluntary prepayments of Reserve Adjusted Eurodollar
                    Loans made on any day other than the last day of an interest period applicable thereto shall be accompanied by customary breakage costs.

MANDATORY REPAYMENTS
AND COMMITMENT REDUC-
TIONS:              Mandatory repayments of Term Loans (and after all Term
                    Loans have been repaid in full, mandatory commitment reductions to the Revolving Credit Facility) shall be required with (i) 100% of the net proceeds from asset dispositions, (ii) 100% of the net proceeds of issuances of indebtedness, (iii) 100% of the net proceeds from insurance recovery and condemnation events, (iv) 50% of the net proceeds from equity issuances and capital contributions and
                    (v) 75% of annual excess cash flow in respect of the first year of the Credit Facilities and 50% of annual excess cash flow for each year thereafter, in each case with customary exceptions to be agreed upon. In addition, Revolving Loans shall be required to be prepaid (and Letters of Credit cash collateralized) if at any time the aggregate principal amount thereof exceeds the total Revolving Credit Facility commitments, with such prepayment (and/or cash collateralization) to be in an amount equal to such excess.

                    All voluntary and mandatory prepayments and repayments of Term Loans will be applied to reduce future scheduled amortization payments on a pro rata basis (after giving
                                               --- ----
                    effect to all prior reductions thereto).

AGENT/LENDER FEES:  The Agent and the Banks shall receive such fees as have been separately agreed upon with the Borrower.

COMMITMENT FEES:    1/2 of 1% per annum of the unutilized total commitment
                    under the Revolving Credit Facility, as in effect from time to time, commencing on the Closing Date to and including the termination of the Revolving Credit Facility and

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                    payable quarterly in arrears and upon the termination of the
                    Revolving Credit Facility; provided that such commitment fee
                                               --------
                    may be adjusted on a quarterly basis based on a leverage formula to be agreed upon.

LETTER OF CREDIT
FEES:               Applicable Margin for Loans maintained as Reserve
                    Adjusted Eurodollar Loans on the outstanding stated amounts of Letters of Credit, plus a facing fee for the account of the letter of credit issuer of 1/4 of 1% on such outstanding stated amounts.

ASSIGNMENTS AND
PARTICIPATIONS:     The Borrower may not assign its rights or obligations under the Credit Facilities without the prior written consent of the Banks. Any Bank may assign, and may sell participations in, its rights and obligations under the Credit Facilities, subject (x) in the case of participations, to customary restrictions on voting rights of the participants and (y) in the case of assignments, to such limitations as may be established by BTCo, including the consent of the Agent and, so long as no payment or bankruptcy default then exists, and no event of default then exists, in each case under the Credit Facilities, the consent of the Borrower (each of which consents shall not be unreasonably withheld or delayed).


COMMITMENT TERMINA-
TION: All commitments under the Credit Facilities shall terminate on February 28, 1998 unless (i) definitive documents for the Credit Facilities have been executed and delivered and (ii) the Transaction has been consummated.

                    In addition, unless otherwise consented to by the Banks holding a majority of the Revolving Credit Facility commitments and outstanding Term Loans (the "Required Banks"), all Loans shall be required to be repaid in full, and all commitments under the Revolving Credit Facility shall terminate, upon the occurrence of a change of control of Holdings, Acquisition Corp. or the Borrower (to be defined in a manner satisfactory to BTCo).

DOCUMENTATION:      The Banks' commitments for the Senior Secured Financing will be subject to the negotiation, execution and delivery of definitive financing agreements (and related security documentation, Guaranties, etc.) consistent with the terms of this letter, in each case prepared by White &
                    Case. All documentation (except security documentation that BTCo determines should be governed by local law) shall be governed by New York law.

CONDITIONS
PRECEDENT:          In addition to conditions precedent typical for these
                    types of credit facilities and any other conditions appropriate in the context of the proposed transaction, the following conditions precedent shall apply:

A.  TO THE INITIAL LOANS
    --------------------

                 (i) The Tender Offer and the Merger shall be made as contemplated by the Merger Agreement to be entered into by and between Acquisition Corp. and ATC prior to the Closing Date (the "Merger Agreement") and all documentation therefor (and the terms thereof) shall be reasonably satisfactory to the Agent and the Required Banks. All material conditions to the consummation of the Tender Offer and the Merger as provided in the Merger Agree ment and the other documents related thereto shall be satisfied and not waived except with the consent of the Agent and the Required Banks (which consent shall not be unreasonably withheld or delayed). Each State anti-takeover law, if any, regulating the Tender Offer or the Merger shall have been complied with or shall be inapplicable to the Tender Offer and the Merger. At the time of the consummation of the Tender Offer, no fair price provisions nor provisions of ATC's charter shall require a higher price to be paid for each Share in the Merger than in the Tender Offer. ATC shareholders rights program, if any, shall have been revoked or shall be inapplicable to the Tender Offer and the Merger. Each component of the Transaction shall have been consummated in all material respects in accordance with the documentation therefor and all applicable law.

                 (ii) Holdings shall have received gross cash proceeds of at least $27.5 million from the Equity Funds (of which $2.5 million may be in the form of rollover equity by existing management of ATC). The terms and conditions of the capital stock of Holdings and

                        Acquisition Corp. issued in connection with the Equity Funds shall be reasonably satisfactory to the Agent and the Required Banks. Additionally, Holdings shall have contributed all of the cash proceeds of the Equity Funds to the capital of Acquisition Corp. in return for 100% of the shares of common stock of Acquisition Corp.

                 (iii) Acquisition Corp. shall have received gross cash proceeds of $100 million from the issuance of a like principal amount of Senior Subordinated Notes. The Senior Subordinated Notes shall be unsecured. All terms and conditions (and the documentation) of the Senior Subordinated Notes (including, without limitation, amortization, maturities, interest rates, covenants, defaults, remedies, sinking fund provi sions, subordination provisions and limitations on cash interest payable) shall be reasonably satisfactory to the Agent and the Required Banks.

                 (iv) All necessary governmental (domestic and foreign) and third party approvals in connection with the Transaction, the transactions contemplated by the Credit Facilities and otherwise referred to herein shall have been obtained and remain in effect, and all applicable waiting periods shall have expired without any action being taken by any competent authority which restrains, prevents, or imposes materially adverse conditions upon, the consummation of the Transaction or the transactions contemplated by the Credit Facilities. Additionally, there shall not exist any judgment, order, injunction or other restraint prohibiting or imposing materially adverse conditions upon the Transaction or the transactions contemplated by the Credit Facilities.

                 (v) The Agent shall have received an opinion from an independent valuation firm, in form and substance reasonably acceptable to the Agent and the Required Banks, setting forth the conclusions that, after giving effect to the Transaction and the incurrence of all the financings contemplated herein, Holdings and its subsidiaries, Acquisition Corp. and its subsidiaries and ATC and its subsidiaries, each taken as a whole, are not insolvent and will not be rendered insolvent by the indebtedness incurred in connection therewith, and will not be left with unreasonably small capital with which to engage in their businesses and will not have incurred debts beyond their ability to pay such debts as they mature.

                 (vi) Each of the Guaranties shall have been executed and delivered. The security agreements required as described under the heading "Security" above, shall have been executed and delivered, and the Banks shall have a first priority perfected security interest in all assets of the Borrower and the Guarantors as required above subject to customary permitted liens and other permitted liens as discussed above.

                 (vii) After giving effect to the Transaction (including the Refinancing) and the financings incurred in connection therewith, Holdings and its subsidiaries shall have no outstanding indebtedness or preferred stock other than (i) the Senior Secured Financing, (ii) the Senior Subordinated Notes, (iii) up to approximately $6.5 million of seller notes, (iv) up to approximately $2 million of capitalized lease obligations, (v) up to approximately $505,000 of letters of credit, (vi) up to approximately $3.3 million of severance, non-compete and consulting payments payable as part of the Acquisition and (vii) such other indebtedness, if any, as is acceptable to the Agent and the Required Banks.

                 (viii)  No litigation by any entity (private or governmental)
                        shall be pending or threatened with respect to the Transaction or the Credit Facilities or any documentation executed in connection therewith, or which the Agent or the Required Banks shall determine could reasonably be expected to have a materially adverse effect on the Transaction or on the business, property, assets, operations, liabilities, condition (financial or otherwise) or prospects of Holdings, Acquisition Corp., ATC or ATC and its subsidiaries taken as a whole.

                 (ix) Nothing shall have occurred (and neither the Agent nor the Banks shall have become aware of any fact or event not previously known) which the Agent or the Required Banks shall determine has had, or could reasonably be expected to have, a material adverse effect on the rights or remedies of the Agent or the Banks, or on the ability of Holdings or any of its subsidiaries to perform their obligations to the Agent or the Banks or which has had, or could reasonably be expected to have, a materially adverse effect on the business, property, assets, operations, liabilities, condition (financial or otherwise) or prospects of Holdings, Acquisition Corp., ATC or ATC and its subsidiaries taken as a whole.

                 (x) There shall not have occurred and be continuing a disruption of, or an adverse change in, financial, banking or capital markets that would have a material adverse effect on the syndication of the Credit Facilities, in each case as determined by the Agent in its reasonable discretion.

                 (xi) The Agent shall have received customary legal opinions from counsel, and covering matters, reasonably acceptable to the Agent and the Required Banks.

                 (xii) All Loans and other financing to Holdings and its subsidiaries (including Acquisition Corp. and ATC) shall be in full compliance with all applicable requirements of the margin regulations.

                 (xiii) The Agent and the Banks shall have completed their
                        business, accounting, financial and legal due diligence analysis and review of the Transaction and of Holdings, Acquisition Corp., ATC and their subsidiaries and shall be satisfied with the results thereof.

                 (xiv) The Agent shall have received, and the Agent and the Required Banks shall be satisfied with, an opening pro
                                                                           ---
                        forma balance sheet and income statement of Holdings and
                        -----
                        its subsidiaries, after giving effect to the
                        Transaction. In addition, the Agent and the Required Banks shall be satisfied that, as of the Closing Date, ATC's pro forma consolidated adjusted EBITDA for the
                              --- -----
                        twelve month
                        period ending February 28, 1997 is at least
                        $25.0 million (with such pro forma consolidated adjusted
                                                 --- -----
                        EBITDA to include any acquisitions consummated by ATC on or prior to the Closing Date).

                 (xv) All costs, fees, expenses (including, without limitation, legal fees and expenses) and other compensation contemplated hereby payable to the Agent or the Banks shall have been paid to the extent due.


B.  CONDITIONS TO ALL LOANS
    -----------------------

                        Absence of any default or event of default under the Credit Facilities and continued material accuracy of representations and warranties.

REPRESENTATIONS
WARRANTIES:             The Credit Facilities and related documentation shall
                        contain representations and warranties typical for this type of facility, as well as any additional ones appropriate in the context of the proposed transaction.

COVENANTS:              "Special Purpose Company" covenants shall apply at all
                        times to Holdings and, prior to the Merger, Acquisition
                        Corp., and those typical for this type of facility shall apply to ATC and its subsidiaries and any additional covenants appropriate in the context of the proposed transaction. Although the covenants have not yet been specifically determined, we anticipate that the covenants shall in any event include:

                 (i)    Restrictions on other indebtedness.

                 (ii) Restrictions against mergers, consolidations and acquisitions and dispositions of assets.

                 (iii) Restrictions on sale-leaseback transactions and lease payments.

                 (iv)   Restrictions on dividends.

                 (v) Restrictions on voluntary prepayments of other debt and amendments thereto.

                 (vi) Restrictions on transactions with affiliates and formation of subsidiaries.

                 (vii) Restrictions on investments, joint ventures and partnerships.

                 (viii) Restrictions on liens.



                 (ix) Various financial covenants customary for a transaction of this type.

                 (x)    Adequate insurance coverage.

                 (xi)   ERISA covenants.

                 (xii)  Limitations on capital expenditures.

                 (xiii) Restrictions on material amendments of organization documents.

EVENTS OF
DEFAULT:    Those typical for this type of facility and any additional ones appropriate in the context of the proposed transaction, including, without limitation, a default in the event of a change of control of Holdings, Acquisition Corp. or ATC.


       You hereby agree to pay all reasonable costs and expenses (including the reasonable fees and expenses of White & Case and local counsel and BTCo's reasonable out-of-pocket expenses) arising in connection with the preparation, execution and delivery of this letter and the definitive financing agreements (and BTCo's due diligence and syndication efforts in connection therewith), whether or not the Transaction is consummated, the Credit Facilities are made available or definitive credit documents are executed. In addition, you hereby agree to pay when and as due the fees described in the enclosed fee letter (the "Fee Letter"). You further agree to indemnify and hold harmless each of the Banks (including in any event BTCo), each affiliate thereof and each director, officer, employee, agent or representative thereof (each an "indemnified person") in connection with any losses, claims, damages, liabilities or other reasonable expenses (whether asserted by you or any third party) to which such indemnified persons may become subject, insofar as such losses, claims, damages, liabilities (or actions or other proceedings commenced or threatened in respect thereof) or other expenses arise out of or in any way relate to or result from the Transaction or this letter or the extension of the Senior Secured Financing contemplated by this letter, or in any way arise from any use or intended use of this letter or the proceeds of any of the Senior Secured Financing contemplated by this letter, and you agree to reimburse each indemnified person for any reasonable legal or other expenses incurred in connection with investigating, defending or participating in any such loss, claim, damage, liability or action or other proceeding (whether or not such indemnified person is a party to any action or proceeding out of which indemnified expenses arise), provided that you shall have no obligation hereunder to indemnify any indemnified person for any loss, claim, damage, liability or expense to the extent that same resulted primarily from the gross negligence or willful misconduct of such indemnified person. This letter is furnished for your benefit only, and may not be relied upon by any other person or entity. Neither BTCo nor any of the Banks shall be responsible or liable to you or any other person for consequential damages which may be alleged as a result of this letter.

       BTCo reserves the right to employ the services of its affiliates, including BT Alex. Brown Incorporated ("BTAB"), in providing the services contemplated by this letter and to allocate, in whole or in part, to such affiliates (including BTAB) certain fees payable to BTCo in such manner as BTCo and its affiliates (including BTAB) may agree in their sole discretion. You acknowledge that BTCo may share with any of its affiliates (including BTAB), and such affiliates may share with BTCo, any information relating to Holdings, Acquisition Corp., ATC or any of their subsidiaries (including, without limitation, any non-public information regarding the creditworthiness of Holdings, Acquisition Corp., ATC or any of their subsidiaries) or the Transaction. BTCo agrees to treat, and cause any such affiliate to treat, all non-public information provided to it by you and identified as confidential, as confidential information in accordance with the terms and conditions of the confidentiality letter dated November 11, 1997 between BTCo and the Borrower.

       The provisions of the immediately preceding two paragraphs shall survive any termination of this letter; provided, however, that upon the execution, delivery and effectiveness of definitive documentation for the Senior Secured Financing, you shall be released from all obligations under this letter.

       THIS LETTER AND THE FEE LETTER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, AND ANY RIGHT TO TRAIL BY JURY WITH RESPECT TO ANY CLAIM, ACTION, SUIT OR PROCEEDING ARISING OUT OF OR CONTEMPLATED BY THIS LETTER AND/OR THE FEE LETTER IS HEREBY WAIVED. THE PARTIES HERETO HEREBY SUBMIT TO THE NON-EXCLUSIVE JURISDICTION OF THE FEDERAL AND NEW YORK STATE COURTS LOCATED IN THE CITY OF NEW YORK IN CONNECTION WITH ANY DISPUTE RELATED TO THIS LETTER AND/OR THE FEE LETTER OR ANY MATTERS CONTEMPLATED HEREBY OR THEREBY.

       If you are in agreement with the foregoing, please sign and return to BTCo the enclosed copy of this letter, together with an executed copy of the Fee Letter. This offer shall terminate at 5:30 P.M., New York time, on December 1, 1997 unless a signed copy of this letter and the Fee Letter have been delivered to us (including by way of telecopier) by such time.

       You are not authorized to show or circulate this letter or to disclose the terms hereof to any other person or entity (other than to your legal and financial advisors in connection with your evaluation hereof) without our prior consent until such time as you have accepted this letter as provided in the immediately preceding paragraph. If this letter is not accepted by you as provided in the immediately preceding paragraph, you are directed to immediately return this letter (and any copies hereof) to the undersigned.


                              Very truly yours,

                              BANKERS TRUST COMPANY



                              By   /s/ Victoria T. Page
                                -----------------------------
                                Name:  Victoria T. Page
                                Title: Managing Director

Agreed to and Accepted this
26th day of November, 1997.

WPG CORPORATE DEVELOPMENT ASSOCIATES V, L.P.
By:  WPG Private Equity Partners II, L.L.C., its
        general partner



By:   /s/ Steven N. Hutchinson
   ---------------------------
   NAME:  Steven N. Hutchinson
   TITLE: Managing Member

                                      -16-